Exhibit 99.3

January 31, 2012

Kevin T. Russell
co-CEO & co-President, General Counsel
Aware, Inc.
40 Middlesex Turnpike
Bedford, MA 01730

Dear Mr. Russell:

Privet Fund Management, LLC received Aware, Inc.’s response to Privet’s letter of December 12, 2011. We believe our letter raised material issues concerning Aware’s corporate disclosure and strategy, including the failure to report segment results in accordance with GAAP, inadequate detail of corporate strategy surrounding patent monetization and – perhaps most importantly – Aware’s consistent inability to generate earnings commensurate with the Company’s significant R&D investments. Aware’s response to our letter was unfortunately predictable, offered little in the way of substantive reply and was consistent with management’s historic failure to adequately engage shareholders.

In short, Aware’s letter response and general posture toward investors amounts to “we won’t tell you what we’re up to; just trust us.” The current management team’s record of eroding shareholder value and generating substandard returns on investment has done little to merit this trust.

Furthermore, management’s consistent incantation of Regulation FD as a strategy to avoid reasonable corporate disclosure is a farce. Privet does not want information provided only to select shareholders; Privet believes that this information should be disclosed in detail to all shareholders.

Instead, those Aware shareholders who do not have the benefit of board seats remain in the dark with respect to segment performance and corporate strategy. This is an untenable situation. Privet believes that Aware remains an enterprise that is undervalued by the market as a direct result of the Company’s failure to develop and execute a strategy to maximize value and, in turn, articulate that strategy to its owners. This failure is self-evident as the Company’s enterprise value has declined from $155 million at year-end 1996 (IPO year) to $20 million at the time of this letter. Similarly, shareholders have seen the value of their investment decline by 80% since the Company’s IPO while management has pursued multiple unprofitable strategies that have yielded accumulated net losses of $15mm over that time.

While Aware’s letter response proved insufficient for all the reasons stated above, we applaud the January 18, 2012 board addition of Brian Connolly. Although we have not had the opportunity to assess Mr. Connolly in the context of board service, we take heart in the appointment of an investment manager with substantive investment decision-making experience. Given his experience, Mr. Connolly is presumably steeped in the importance of returns on capital, adequate corporate disclosure and shareholder orientation. We feel confident then that his voice will provide a fresh, objective assessment of Aware’s situation, and that such an assessment can only lead toward a wholesale adjustment of corporate reporting and strategy.

1	PRIVET FUND MANAGEMENT LLC 3280 PEACHTREE RD. NE SUITE 2670 ATLANTA GA 30305

In addition, we view favorably the Company’s January 18, 2012 decision to shutter its low-margin DSL Test Hardware business. This legacy business was a drain on capital. Nevertheless, the level of disclosure associated with Aware’s announcement of the decision typifies the Company’s poor corporate disclosure. The 8-K filing is comprised of six sentences that offer nothing regarding the expected effect on continuing operations, profitability or margins. How will the decision, in the words of the 8-K, “better position Aware strategically”? To what extent will costs be reduced? These are very basic questions for which investors require and deserve answers. Moreover, we find it irreconcilable that Aware separately assessed the economics of the DSL hardware business and determined its closure was material enough to necessitate an 8-K filing, yet the Company does not report its DSL business as an operating segment.

In conclusion, despite Aware’s historic destruction of shareholder value and failure to communicate with investors, the Company has a tremendous amount of asset value and differentiated technology. Maximizing this value for the benefit of shareholders is management’s duty and responsibility. To this end, Privet is dedicated to ensuring the Board and management steadfastly serve the interest of all shareholders. We intend to remain actively engaged in driving this outcome.

Sincerely,

Ryan Levenson
Managing Partner
Privet Fund Management LLC

cc:	Richard Moberg, co-CEO, co-President and CFO, Aware, Inc.
John Stafford, Chairman, Aware, Inc.

2	PRIVET FUND MANAGEMENT LLC 3280 PEACHTREE RD. NE SUITE 2670 ATLANTA GA 30305